Richard E. Baltz Richard.Baltz@aporter.com 202.942.5124 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

January 15, 2010

BY EDGAR

Jennifer Reigel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                               ArQule, Inc.
Definitive Proxy Statement dated April 10, 2009
File No. 000-21429

Dear Ms. Reigel:

We are writing on behalf of our client, ArQule, Inc. (“ArQule”) in response to the Staff’s comment letter dated December 16, 2009.  To facilitate the Staff’s review, we have restated the comment below and provided our response.

Definitive Proxy Statement filed April 10, 2009

Compensation  Discussion and Analysis, page 12

The Compensation Committee’s Process. page 13

You state that your Compensation Committee benchmarks total compensation for all of your employees to the median compensation of employees performing similar job functions at biotechnology companies nationally, adjusted for differences in company size, stage of development, location, and performance.  You have disclosed the survey from which it appears that your benchmarked companies were derived and provided the names of “some of the individual biotechnology companies whose published executive compensation data the Compensation Committee has used.”  Please provide us with draft disclosure for your 2010 proxy statement which provides the specific selection criteria used in the database to select the companies in your benchmark group. Alternatively, if no specific selection criteria can be used in the database to re-create the list, please revise to provide all the names of the companies.

Response:

Our proposed disclosure in response to the comment is set forth below:

With the assistance of our Vice President of Human Development, the Compensation Committee reviews peer group data and additional selected data from the Radford Life Sciences Executive Survey produced by Radford Surveys & Consulting, a division of Aon Consulting (“Radford”).   In 2009, Radford consultants reviewed our selection of a peer group of companies and provided additional relevant market data to the Compensation Committee.  Our peer group of companies is comprised of non-commercial, life sciences companies in phase II or phase III clinical trials that are most similar to us in market capitalization and head count.  For 2009, the peer group companies consisted of the following companies:

Allos Therapeutics	Micromet
Alnylam Pharmaceuticals	Novavax
Ariad Pharmaceuticals	Rigel Pharmaceuticals
Array BioPharma	Sangamo BioSciences
BioCyst Phramaceuticals	SuperGen
Cytokinetics	Targacept
Dyax	VIVUS
Geron	XenoPort
Infinity Pharmaceuticals
Maxygen

In addition, the Committee supplemented the peer group survey data with broader competitive market data from the Radford Global Life Sciences Executive Survey.  Radford derived the data from  non-commercial, public life sciences companies with between 50 and 350 employees.  The overall market composite considered by the Compensation Committee was represented 50 percent by the peer group and 50 percent by the broader market reference group.

As requested in the Staff’s letter, on behalf of the Company we have been authorized to acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosures in response to Staff comment do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 202-942-5124, if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz

Cc:	Peter S. Lawrence
Robert J. Connaughton, Jr.